The Victory Portfolios

3435 Stelzer Road

Columbus, Ohio 43219

March 12, 2015

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Withdrawal of Registration Statement on Form N-14 of

The Victory Portfolios

File No. 333-200863;

Accession Nos. 0001104659-14-086186 and 0001104659-15-001175

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), The Victory Portfolios (the “Registrant”) requests the withdrawal of the Registrant’s Registration Statement on Form N-14, File No. 333-200863, originally filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2014, and amended by Pre-Effective Amendment No. 1 filed on January 8, 2015 (the “N-14 Registration Statement”).

The N-14 Registration Statement relates to the reorganization of the Special Value Fund and the Dividend Growth Fund, each a series of the Registrant. The Registrant has elected to withdraw the N-14 Registration Statement because the Registrant’s Board of Trustees has terminated the Agreement and Plan of Reorganization. The N-14 Registration Statement is not yet effective, and the Registrant has not issued securities pursuant to the N-14 Registration Statement.

The Registrant believes that the withdrawal of the N-14 Registration Statement would be consistent with the public interest and the protection of investors.

The Registrant hereby requests the Commission to issue an order granting the withdrawal of the N-14 Registration Statement.  If the Commission issues an order, please send copies to Christopher K. Dyer, President, at the above address, with a copy to Jay G. Baris, Morrison & Foerster LLP, 250 W. 55th Street, New York, NY 10019-9601.

If you have any questions or comments regarding this filing, please call Jay G. Baris of Morrison & Foerster LLP at 212-468-8053 or Christopher K. Dyer at 216-889-2411.

Very truly yours,

The Victory Portfolios

By:	/s/ Christopher K. Dyer
Christopher K. Dyer
President